

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 15, 2006

Mr. Sean P. Hennessy
Senior Vice President – Finance and Chief Financial Officer
The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115-1075

     RE: **Form 10-K for the Fiscal Year ended December 31, 2005**
              Form 10-Q for the Fiscal Quarters ended March 31, 2006, June 30,
              2006 and September 30, 2006
              File No. 1-4851

Dear Mr. Hennessy:

     We have reviewed your response letter dated November 3, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These

revisions should be included in your future filings, including your interim filings where applicable.

Financial Statements

Note 12 - Other Expense - net, page 66

2. We have reviewed your response to comment 9. The expenses included within the Other Expense–net line item include both operating and non-operating expenses. Non-operating expenses, such as dividend and royalty income, net expense of financing and investing activities, foreign currency related losses and other non-operating income and expense items may be presented where they are currently shown in the Other Expense–net line item in your statements of income. Operating expenses, such as the provisions for environmental matters–net, the (gain) loss on disposition of assets and the loss on disposition of joint venture investment (assuming it was consolidated), would be better presented where your other operating expenses, such as selling, general and administrative expenses and goodwill impairment are shown in your statements of income. Please refer to Rule 5-03 of Regulation S-X.

Note 17 – Reportable Segment Information, page 69

3. Please revise your intersegment transfer disclosure to clearly disclose in a tabular format the intersegment sales each segment has, the intersegment expenses each segment has and the net result of those sales and purchases on each segment's profit (loss). If there is a markup on intersegment sales over actual cost, please also disclose in Note 1 the line item, such as administrative, where the reversal of the markup included in each segment's profit (loss) is included in the reconciliation to your consolidated income before income taxes and minority interest. Please refer to SFAS 131.

Form 10-Q for the period ended September 30, 2006

General

4. Please address the comments above in your interim filings as well.

Financial Statements
Note P – Litigation, page 16

5. We have reviewed your response to comment 13. We understand that the scope of the unfavorable jury verdict has not been determined and that it may not be

      possible to estimate the range of loss. However, based on the unfavorable jury verdict it appears that it may be probable that a loss has been incurred. Although it may be difficult to estimate the potential range of loss, it appears that the minimum loss as a result of this unfavorable jury verdict is unlikely to be zero and that at least the minimum amount of loss should be recorded. Please refer to paragraph 3 of FIN 14 and to SFAS 5. In addition, under paragraph 166 of SOP 96-1, entities are encouraged to disclose the estimated time frame for the resolution of the uncertainty as to the amount of the loss.

*   *   *   *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief